Bingham McCutchen LLP
                               150 Federal Street
                              Boston, MA 02110-1726

                                     March 26, 2008

VIA EDGAR
---------
Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C.  20549

     Re:  Pioneer Variable Contracts Trust

Ladies and Gentlemen:

On behalf of Pioneer Variable Contracts Trust (the "Registrant"), we enclose herewith pursuant to Rule 20a-1 under the Investment Company Act of 1940, as amended, and Rule 14a-6(b) under the Securities Exchange Act of 1934, as amended (the "1934 Act"), a definitive copy of soliciting materials to be used in connection with a Special Meeting of Shareholders of the Registrant, to be held on May 13, 2008. Pursuant to Rule 14a-6(d) under the 1934 Act, definitive copies of the enclosed materials are intended to be released to shareholders on or about March 26, 2008.

If you have any comments or questions, please do not hesitate to call the undersigned at (617) 951-8458.

                                                       Sincerely,

                                                       /s/ Jeremy Kantrowitz

                                                       Jeremy Kantrowitz